RADICA(R) GAMES LIMITED
                          REPORTS THIRD QUARTER RESULTS

FOR IMMEDIATE RELEASE                       CONTACT: PATRICK S. FEELY
NOVEMBER 1ST, 1999                                   PRESIDENT & CEO
                                                     (LOS ANGELES, CALIFORNIA)
                                                     (626) 744 1150

                                                     DAVID C.W. HOWELL
                                                     PRESIDENT ASIA OPERATIONS
                                                     & CFO
                                                     (HONG KONG)
                                                     (852) 2688 4201


(HONG KONG) Radica Games Limited (NASDAQ RADA) reported today that total revenues for the third quarter ended September 30, 1999 were $47.4 million, compared to $49.8 million for the same period in 1998. Total revenues for the nine months ended September 30, 1999 were $89 million, compared to $112 million for the same period last year.

After tax profits of $8.8 million were reported for the third quarter ended September 30, 1999 or $0.48 per fully diluted share versus $14.9 million or $0.71 per fully diluted share for the same period last year. After tax profit for the nine months ended September 30, 1999 were $14.2 million or $0.74 earnings per share versus $33.9 million or $1.58 for the nine months ended September 30, 1998.

"While year to year quarterly comparisons have been adversely affected by the decline of fishing product sales, we are very pleased with the performance of the rest of Radica's handheld games line. Third quarter sales of Radica branded handheld games excluding fishing games increased by 38% over the same period in 1998. In addition our overall operating profit margins of 17.6% for the quarter and 14.7% year to date are among the best in the industry this year and indicate the strength of our business even without a hit fishing product." said Pat Feely, Chief Executive Officer.

"We were extremely pleased to ship so much innovative new product during the quarter," said Feely. "Included in the seven new products shipped during the quarter were Tiger Woods Ultimate Golf(TM); Girl Tech(R) Bug `Em(TM) and Keep Safe Box(TM), Fish or Man(TM) (our latest new two player fishing game), Virtual Snowboard VSB(TM) (a skateboard sized product that you stand on to play), Crossword Challenger(TM) and NASCAR(R) Speedzone."

"It's been approximately a month since the Taiwan earthquake and production in Taiwan is gradually returning to normal. While this does not appear to affect the majority of our products this year there are still uncertainties, shortages of certain components and extended lead times on component ordering. As a result we would encourage conservatism in investors estimates for the fourth quarter of 1999 and first half of 2000." said Feely.

During the quarter ended September 30, 1999, the Company repurchased 71,000 shares at an average price of $9. On a year to date basis, Radica has purchased 1,388,500 shares or approximately 7.35% of the shares outstanding at the beginning of the year.

The foregoing discussion contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from projected results. Forward-looking statements include statements about efforts to attract or prospects for additional or increased business, new product introductions and other statements of a non-historical nature. Actual results may differ from projected results due to various Risk Factors, including Risks of Manufacturing in China, Dependence on Product Appeal and New Product Introductions, and Dependence on Major Customers, as set forth in the Company's Annual Report on Form 20-F for the fiscal year ended October 31, 1998, as filed with the Securities and Exchange Commission. See "Item 1. Description of Business -- Risk Factors" in such report on Form 20-F.

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ - RADA). Radica is a leading developer, manufacturer and distributor of electronic games including handheld games, video game controllers and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U.K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at http://www.radicagames.com and about Girl Tech at http://www.girltech.com.


                                    -- END --

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS


(US Dollars in thousands,                             THREE MONTHS ENDED             NINE MONTHS ENDED
 except per share data)                                  SEPTEMBER 30,                 SEPTEMBER 30,
                                                   --------------------------     --------------------------
                                                      1999          1998             1999          1998
                                                   -----------   ------------     -----------   ------------
                                                    (unaudited)   (unaudited)     (unaudited)   (unaudited)

REVENUES:
Net sales                                            $ 47,388       $ 49,758        $ 89,050      $ 111,996
Cost of sales                                         (28,657)       (23,012)        (51,466)       (49,955)
                                                   -----------   ------------     -----------   ------------
Gross profit                                           18,731         26,746          37,584         62,041
                                                   -----------   ------------     -----------   ------------

OPERATING EXPENSES:
Selling, general and administrative expenses           (7,299)        (9,203)        (17,086)       (21,483)
Research and development                               (1,686)        (1,028)         (3,878)        (2,955)
Depreciation and amortization                          (1,383)        (1,003)         (3,557)        (2,793)
Acquired research and development                           -              -               -         (1,500)
                                                   -----------   ------------     -----------   ------------
Total operating expenses                              (10,368)       (11,234)        (24,521)       (28,731)
                                                   -----------   ------------     -----------   ------------

OPERATING INCOME                                        8,363         15,512          13,063         33,310

OTHER INCOME                                              364            137             720            443

SHARE OF LOSS OF AFFILIATED COMPANY                      (142)          (165)           (704)          (263)

NET INTEREST INCOME                                       327            503           1,281          1,544
                                                   -----------   ------------     -----------   ------------

INCOME BEFORE INCOME TAXES                              8,912         15,987          14,360         35,034

PROVISION FOR INCOME TAXES                                (95)        (1,068)           (184)        (1,126)
                                                   -----------   ------------     -----------   ------------

NET INCOME                                            $ 8,817       $ 14,919        $ 14,176       $ 33,908
                                                   ===========   ============     ===========   ============

EARNINGS PER SHARE - BASIC:

Net earnings per share                                 $ 0.50         $ 0.75          $ 0.78         $ 1.68
                                                   ===========   ============     ===========   ============

Average number of shares outstanding               17,801,396     19,842,412      18,282,007     20,231,969
                                                   ===========   ============     ===========   ============

EARNINGS PER SHARE - ASSUMING DILUTION:

Net earnings per share and
  dilutive potential common stock                      $ 0.48         $ 0.71          $ 0.74         $ 1.58
                                                   ===========   ============     ===========   ============

Average number of shares and dilutive
   potential common stock outstanding              18,530,393     20,992,324      19,163,933     21,463,585
                                                   ===========   ============     ===========   ============


                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                    SEPTEMBER 30,       DECEMBER 31,
                                                                    -----------------   ------------
(US Dollars in thousands, except share data)                             1999               1998
                                                                    -----------------   ------------
                                                                     (unaudited)         (unaudited)

CURRENT ASSETS:
Cash and cash equivalents                                              $ 33,488            $ 47,527
Accounts receivable, net of allowances for doubtful accounts of $432 ($446 at Dec. 31, 1998) and estimated customer
  returns of $404 ($1,077 at Dec. 31, 1998)                              26,124              14,860
Receivables from affiliated company                                       1,019                   -
Inventories, net of provision of $2,311 ($2,437 at Dec. 31, 1998)        24,639              20,294
Prepaid expenses and other current assets                                 4,986               1,796
Income taxes receivable                                                     524                   -
Deferred income taxes                                                     3,766               3,754
                                                                    ------------        -----------

        TOTAL CURRENT ASSETS                                             94,546              88,231
                                                                    ------------        -----------

INVESTMENT IN AFFILIATED COMPANY                                              -                 703
                                                                    ------------        -----------

PROPERTY, PLANT AND EQUIPMENT, NET                                       17,080              16,500
                                                                    ------------        -----------

INTANGIBLE ASSETS, NET                                                   15,108               2,750
                                                                    ------------        -----------

DEFERRED INCOME TAXES, NONCURRENT                                             6                   6
                                                                    ------------        -----------

        TOTAL ASSETS                                                  $ 126,740           $ 108,190
                                                                    ============        ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable                                                         18,659               9,411
Accrued payroll and employee benefits                                     2,295               2,688
Accrued expenses                                                          8,663               8,204
Income taxes payable                                                        381               2,152
                                                                    ------------        -----------

        TOTAL CURRENT LIABILITIES                                        29,998              22,455
                                                                    ------------        -----------

NOTES PAYABLE                                                            12,345                   -
                                                                    ------------        -----------

        TOTAL LIABILITIES                                                42,343              22,455
                                                                    ------------        -----------

SHAREHOLDERS' EQUITY:
Common stock
  par value $0.01 each, 100,000,000 shares authorized,
  17,784,594 shares outstanding (18,896,694 at Dec. 31, 1998)               178                 189
Additional paid-in capital                                                1,773               9,382
Retained earnings                                                        82,415              76,215
Cumulative translation adjustment                                            31                 (51)
                                                                    ------------        -----------

       TOTAL SHAREHOLDERS' EQUITY                                        84,397              85,735
                                                                    ------------        -----------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                     $ 126,740           $ 108,190
                                                                    ============        ===========